Pricing Sheet No. 2012-MTNDG0253 dated June 28, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0253 dated May 31, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
                                                                               Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

1,140,000 Dual Directional Trigger PLUS Based on the Value of the S&P 500® Index due June 27, 2014
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JUNE 28, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Trigger PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Trigger PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount and could be zero.

Aggregate stated principal amount:	$11,400,000
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS (see “Underwriting fee and issue price” below)
Pricing date:	June 28, 2012
Original issue date:	July 3, 2012
Maturity date:	June 27, 2014
Underlying index:	S&P 500® Index
Payment at maturity per Trigger PLUS:	■	If the final index value is greater than or equal to the initial index value: $10 + leveraged upside payment However, in no event will the payment at maturity exceed the maximum payment at maturity.
■
If the final index value is less than the initial index value but greater than or equal to the trigger value:
$10 + ($10 × absolute index return)
In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying index.

	■	If the final index value is less than the trigger value:
$10 × index performance factor
This amount will be less than $8.00 and could be zero. There is no minimum payment at maturity on the Trigger PLUS.
Absolute index return:	The absolute value of the index percent change
Index percent change:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Leveraged upside payment:	$10 × leverage factor × absolute index return
Initial index value:	1,329.04, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	June 24, 2014, subject to postponement for non-underlying asset business days and certain market disruption events
Leverage factor:	150%
Trigger value:	80% of the initial index value
Maximum payment at maturity:	$12.50 per Trigger PLUS (equal to a maximum total return at maturity of 25%)
CUSIP:	17318Q772
ISIN:	US17318Q7723
Listing:
The Trigger PLUS will not be listed on any securities exchange. Accordingly, the Trigger PLUS may have limited or no liquidity. You should not invest in the Trigger PLUS unless you are willing to hold them until maturity.

Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per Trigger PLUS	$10.000	$0.225	$9.775
Total	$11,400,000.00	$256,500.00	$11,143,500.00
(1) The actual price to public, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Trigger PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per Trigger PLUS. Please see “Syndicate Information” on page PS-7 of the related preliminary pricing supplement for further details.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Trigger PLUS, is acting as principal and will receive an underwriting fee of $0.225 from Citigroup Funding Inc. for each Trigger PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.225 for each Trigger PLUS they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Trigger PLUS declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement for more information.

You should read this document together with the preliminary pricing supplement describing the offering and PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement filed on May 31, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312002846/dp30790_424b2-spx.htm
PLUS Product Supplement filed on May 16, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm
Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The Trigger PLUS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the Trigger PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-172554 and 333-172554-01) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.